Name of Registrant: Berkshire Hathaway, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

April 6, 2023

Dear Berkshire Hathaway Inc. Shareowner:

Vote FOR Proposal #4 Requesting Improved Reporting of Physical and Transitional Climate-Related Risks and Opportunities

CalPERS is the largest state public pension fund in the United States with over $450 billion in total assets under management and owner of approximately 680 shares in Class A and over 5.3 million shares in Class B at Berkshire Hathaway Inc. We are co-sponsoring Proposal #4 along with Caisse de Dépôt et Placement du Québec (CDPQ) at Berkshire Hathaway’s 2023 Annual Meeting.

We believe it is necessary that Berkshire Hathaway provide shareowners with an annual assessment on how it manages physical and transitional climate-related risks and opportunities. This is especially true for companies in carbon-intensive industries or those that have the potential to be significantly impacted by climate change such as utilities and insurance companies - both of which are contained in the company's portfolio. In our view, the company’s existing disclosures are insufficient for investors to adequately assess the company’s physical and transitional climate-related risks and opportunities. We are asking shareowners to vote FOR Proposal #4.

CalPERS will also be supporting the following shareowner proposals at the 2023 Annual Meeting:
•	Proposal #5 – Regarding Board Oversight of Climate Change Risks
•	Proposal #6 – Regarding Aligning GHG Reductions with the Paris Agreement
•	Proposal #7 – Regarding Diversity and Inclusion Report

Do Not Support the Re-election of Christopher Davis, Susan Decker and Meryl Witmer

CalPERS will WITHHOLD vote from the long-standing members of the Audit Committee (Christopher Davis, Susan Decker and Meryl Witmer) for failing to provide accurate and timely disclosure of environmental risks and opportunities, such as those associated with climate change. Furthermore, in our view these board members have not been responsive to our multiple engagement requests.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
DREW HAMBLY
Investment Director, Global Public Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.